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SEC FILE NUMBER
8-65733

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/11/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RUTHERFOORD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 SOUTH JEFFERSON STREET
(No. and Street)



ROANOKE (City) VIRGINIA (State) 24011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRAD BUIE 540-982-3511
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN, EDWARDS & COMPANY, L.L.P.
(Name — if individual, state last, first, middle name)

319 MCCLANAHAN STREET (Address) ROANOKE (City) VIRGINIA (State) 24014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Bradford Buie, swear (or affirm) that to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm, Rutherfoord Financial Services, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bradford Buie
Signature

Fin/Ops
Title

Elizabeth A Dyer
Notary Public   Commission Expires: 7-31-2004

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners or Sole Proprietor's Capital
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claim of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL



To the Board of Directors
Rutherfoord Financial Services, Inc.
Roanoke, Virginia

In planning and performing our audit of the financial statements and supplemental schedules of Rutherfoord Financial Services, Inc., for the year ended June 30, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Providing Professional Business Advisory & Consulting Services

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

August 26, 2003

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

The Board of Directors
Rutherfoord Financial Services, Inc.
Roanoke, Virginia

We have been engaged to audit the financial statements of Rutherfoord Financial Services, Inc. for the year ending June 30, 2003. Professional standards, as well as rules of the Securities and Exchange Commission, require that auditors of financial statements be independent, as defined by those standards and rules. New professional standards issued by the Independence Standards Board require that we communicate at least annually with you regarding all relationships between our Firm and the Company that, in our professional judgment, may reasonably be thought to bear on our independence, even though such relationships may not impair our independence. We have prepared the following comments to facilitate our discussion with you regarding independence matters.

We are not aware of any relationships between our firm and the Company which have occurred during 2003 and through the date of this letter that, in our professional judgment, may reasonably be thought to bear on our independence.

We hereby confirm that, as of the date of this letter, we are independent accountants with respect to the Company, within the meaning of the Securities Acts administered by the Securities and Exchange Commission and the requirements of the Independence Standards Board.

This report is intended solely for the use of the Board of Directors, management, and others within the Company and should not be used for any other purpose.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

August 26, 2003

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

BROWN,
EDWARDS &
COMPANY, L.L.P.
Certified Public Accountants

CRD# 120676

RUTHERFOORD FINANCIAL SERVICES, INC.

FINANCIAL REPORT

June 30, 2003

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

CONTENTS

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Rutherfoord Financial Services, Inc.
Roanoke, Virginia

We have audited the accompanying statements of financial position of Rutherfoord Financial Services, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutherfoord Financial Services, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown, Edwards & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
August 18, 2003

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

RUTHERFOORD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL POSITION
June 30, 2003

ASSETS	
Cash and cash equivalents	$ 391,491
Accounts receivable	
Trade	7,502
Other	198,636
Prepaid expenses	20,441
	618,070
PROPERTY AND EQUIPMENT, net	88,551
DEFERRED TAX ASSETS	7,010
	$ 713,631
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Premiums due insurance companies	$ 31,690
Accounts payable and accrued expenses	208,235
Income taxes payable	39,600
Total liabilities	279,525
STOCKHOLDERS' EQUITY	
Common stock, no par value, 5,000 shares authorized	693,296
Retained earnings	(259,190)
	434,106
	$ 713,631

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

RUTHERFOORD FINANCIAL SERVICES, INC.

STATEMENT OF INCOME
Year Ended June 30, 2003

REVENUES	
Sales commissions and fees	$ 1,993,171
Other income	7,938
Total revenues	2,001,109
EXPENSES	
Selling, general, and administrative expenses	1,880,966
Depreciation and amortization	7,676
Interest	2,813
Total expenses	1,891,455
INCOME BEFORE INCOME TAXES	109,654
FEDERAL AND STATE INCOME TAXES	32,590
NET INCOME	$ 77,064

The Notes Financial Statements are an integral part of this statement.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

RUTHERFOORD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended June 30, 2003

	Common Stock No Par Value			
	Shares	Stated Value	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2002	54	$ 693,296	$ (336,254)	$ 357,042
Net income	-	-	77,064	77,064
Balance, June 30, 2003	54	$ 693,296	$ (259,190)	$ 434,106

The Notes to Financial Statements are

RUTHERFOORD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS
Year Ended June 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 77,064
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	7,676
Deferred income taxes	(7,010)
Change in certain assets and liabilities:	
(Increase) decrease in:	
Accounts receivable	17,670
Other receivables	(904,952)
Prepaid expenses	(11,993)
(Decrease) increase in:	
Premiums due insurance companies	(8,368)
Accounts payable and accrued expenses	82,248
Income taxes payable	39,600
Net cash used in operating activities	(708,065)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of property and equipment	947
Purchases of property and equipment	(1,506)
Net cash used in investing activities	(559)
	(708,624)
CASH AND CASH EQUIVALENTS	
Beginning	1,100,115
Ending	$ 391,491
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash payments for:	
Interest	$ -
Income taxes	$ -

The Notes to Financial Statements are an integral part of this statement.

RUTHERFOORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

Rutherfoord Financial Services, Inc. (the "Company") is an insurance agency which provides the public and private sectors with life and health insurance and employee benefit services. The Company is also a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company does not initiate securities transactions and does not hold customer funds or securities. The Company is a Virginia corporation that is a wholly-owned subsidiary of Thomas Rutherfoord Inc., and Subsidiaries (the "Parent").

Cash and cash equivalents:

The Company maintains its cash account in one financial institution. The account is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. A portion of the balance is uninsured at year end.

For purposes of reporting cash flows, the Company considers all certificates of deposit, treasury bills, commercial paper and money market funds with an original maturity of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are stated at face amount. Management has elected not to record an allowance for doubtful accounts due to the probability of all receivables being collected.

Property and equipment:

Property and equipment is stated at cost less accumulated deprecation. Depreciation is provided over the estimated useful lives of depreciable properties using both straight-line and accelerated methods.

Income taxes:

The Company files a consolidated income tax return with the Parent. For purposes of this financial statement income taxes have been recorded to represent the separate entities' tax effect. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related to differences in depreciation methods and accrued vacation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

(Continued)

RUTHERFOORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2003

Note 2. Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 37,630
Equipment	6,027
Leasehold improvements	73,502
	117,159
Less accumulated depreciation	(28,608)
	$ 88,551

Note 3. Related Party Transactions

The Company has an agreement with the Parent to pay monthly management fees for administrative services. The total amounts paid to the Parent were $134,898 for 2003.

Note 4. Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$ 39,600
Deferred tax benefit	(7,010)
	$ 32,590

The net deferred tax benefit consists of the following:

Deferred tax assets	$ 8,452
Deferred tax liabilities	(1,442)
	$ 7,010

The deferred tax asset consists primarily of deferred the difference in net book value of fixed assets and accrued vacation.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At June 30, 2003, the Company had net capital of $145,254, which was $110,313 in excess of its required net capital of $34,941. The Company's net capital ratio was 1.92 to 1.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

RUTHERFOORD FINANCIAL SERVICES, INC.

EXEMPTION FROM PROVISIONS OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2003

The Company claims an exemption based upon the provisions under (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not initiate clearing transactions and does not hold customer funds or securities.

BROWN, EDWARDS & COMPANY, L.L.P
Certified Public Accountants

RUTHERFOORD FINANCIAL SERVICES, INC.

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2003

Total assets	$	713,631
Less: total liabilities		279,525
Net worth		434,106
Add: subordinated loans		-
Adjusted net worth		434,106
Less: nonallowable assets		281,052
Current capital		153,054
Less: Haircuts		7,800
Net capital		145,254
Required net capital		34,941
Excess net capital	$	110,313
Aggregate indebtedness	$	279,525
Aggregate indebtedness to net capital		192%

RUTHERFOORD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
As of June 30, 2003

The Company does not have liabilities subordinated to claims of creditors.

BROWN, EDWARDS & COMPANY, L.L.P.
Certified Public Accountants

RUTHERFOORD FINANCIAL SERVICES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL POSITION
Year Ended June 30, 2003

	Audited	Unaudited		Difference
ASSETS				
Cash and cash equivalents	391,491	391,491		-
Accounts receivable				
Trade	7,502	38,002	(A)	(30,500)
Other	198,636	198,636		-
Prepaid expenses	20,441	20,441		-
	618,070	648,570		(30,500)
PROPERTY AND EQUIPMENT, net	88,551	88,551		-
DEFERRED TAX ASSETS	7,010	-	(B)	7,010
	713,631	737,121		(23,490)
LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Premiums due insurance companies	31,690	-	(C)	31,690
Accounts payable and accrued expenses	208,235	247,422	(D)	(39,187)
Income taxes payable	39,600	-	(E)	39,600
Total liabilities	279,525	247,422		32,103
STOCKHOLDERS' EQUITY				
Common stock, no par value, 5,000 shares authorized	693,296	693,296		-
Retained earnings	(259,190)	(203,597)	(F)	(55,593)
	434,106	489,699		(55,593)
	713,631	737,121		(23,490)

(A) This is a reclass of "pre-billed" accounts receivable to deferred revenue and premiums due insurance companies.
(B) This difference is associated with the recording of deferred taxes prepared by the auditor.
(C) This amount is the estimated premiums due to the insurance companies for the "pre-billed" reclassification and current receivable. This is created as part of the reclass noted in (A).
(D) This is comprised of (1) an additional accrual for a year-end management bonus and (2) the net effect of the "pre-bill" reclassifications noted in (A) & (C) - [23,003 - 31,690 - 30,500 = 39,187]
(E) This difference is associated with the recording of income taxes payable prepared by the auditor.
(F) The Retained Earnings difference is the income effect of (B), (D) and (E) - [23,003 + 39,600 - 7,010 = 55,593]